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                                                                    Exhibit 17.1
                                                                    ------------

                                 NOAH T. HERNDON
                                 35 Clyde Street
                             Chestnut Hill, MA 02167

                                                                 March 10, 1998

National Auto Credit, Inc.
30000 Aurora Road
Solon, Ohio  44139-2720

Attention:  Raymond Varcho, Esq.
            General Counsel

Gentlemen:

         I resigned on March 9, 1998 as a director of National Auto Credit, Inc. (the "Company") because of a disagreement with the Company on a matter relating to its operations, policies or practices. This letter describes such disagreement. I request that the matter be disclosed.

         Before my resignation, I served as one of three members of the Special Committee of the Board of Directors of the Company. On March 9, 1998 the Special Committee reported on its investigation of information provided by Deloitte & Touche LLP, the Company's former auditors, with respect to the Company's financial statements. D&T resigned on January 16, 1998 on the ground that it could no longer rely on management's representations.

         The report found there was substantial competent evidence indicating that D&T's position was well founded and appropriate. The report did not draw any conclusions as to proof of wrongdoing by any of the Company's officers or employees.

         At a Special Meeting of the Board of Directors held on March 9, 1998, the three members of the Special Committee proposed that, in order to restore the Company's credibiility and thereby preserve its viability, the Board should request resignations of Sam Frankino, Chairman, and Robert J. Bronchetti, President, and should also request Mr. Frankino, the Company's majority shareholder, to place his shares in a voting trust. The four remaining directors, Mr. Frankino, Mr. Bronchetti, John Gleason and Jim McNamara, voted against adoption of resolutions to this effect.

         I resigned as a director at the conclusion of the Special Meeting. I did so in the belief that, under the circumstances now presented, I could no longer function effectively.

                                                      Very truly yours,

                                                      /s/ Noah T. Herndon
                                                      Noah T. Herndon